December 13, 2024

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549-3233

Attention: Ms. Lauren Hamill

Re: TransCode Therapeutics, Inc.

Acceleration Request for Registration Statement on Form S-1

Filed December 6, 2024

File No. 333-283668

Dear Ms. Hamill:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), TransCode Therapeutics, Inc. (the “Company”) hereby requests that the effective date of the above-referenced registration statement (the “Registration Statement”) be accelerated to December 17, 2024, at 5:15 p.m., Eastern Time, or as soon thereafter as practicable, unless we or our outside counsel, Goodwin Procter LLP, request by telephone that such Registration Statement be declared effective at some other time. In making this acceleration request, the Company acknowledges that it is aware of its responsibilities under the Act.

Once the Registration Statement is effective, please orally confirm the event with our counsel, Goodwin Procter LLP by calling Adam Johnson at (212) 459-7072.

Please contact Michael Bison and Adam Johnson of Goodwin Procter LLP via telephone at (617) 570-1933 and (212) 459-7072 or via e-mail (MBison@goodwinlaw.com or AdamJohnson@goodwinlaw.com), respectively, with any questions.

Sincerely,

TRANSCODE THERAPEUTICS, INC.

/s/ Thomas Fitzgerald
Thomas Fitzgerald Interim Chief Executive Officer

cc:	Michael Bison, Goodwin Procter LLP
Adam Johnson, Goodwin Procter LLP